BRINKLEY DICKERSON	TROUTMAN SANDERS LLP
404.885.3822 telephone	Attorneys at Law
404.962.6743 facsimile	Bank of America Plaza
brink.dickerson@troutmansanders.com	600 Peachtree Street, NE, Suite 5200
Atlanta, Georgia 30308-2216
404.885.3000 telephone
404.885.3900 facsimile
troutmansanders.com

March 23, 2010

CONFIDENTIAL TREATMENT REQUESTED

This letter omits confidential information included in the
unredacted version of this letter that was delivered to the Staff.
Redacted information is reflected with an “*.”

VIA EDGAR AND FEDERAL EXPRESS Securities and Exchange Commission 100 F Street, N.E. Mail Stop 3-08 Washington, D.C. 20549 Attn: James Allegretto, Senior Assistant Chief Accountant

Re:          Zale Corporation

Form 10-K for the Fiscal Year Ended July 31, 2009

Filed October 29, 2009

Dear Mr. Allegretto:

The following are the responses of Zale Corporation (“Zale”) to the Staff’s comments on the Form 10-K for the fiscal year ended July 31, 2009.  We are submitting this letter on behalf of Zale, and the terms “we,” “our” and “the Company” in the following responses refer to Zale.

Form 10-K for Fiscal Year Ended July 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 20

Comment No. 1:

Based on your disclosures on Form 8-K filed December 24, 2009, we understand that your customer financing arrangement with Citibank will expire on March 2011.  In future filings, please disclose with reasonable specificity the status of your attempts to replace this arrangement and indicate the likelihood of replacing the arrangement on reasonable terms in light of the current credit environment.  Also disclose the reasonably likely impacts on your results of operations and liquidity if you are unable to replace the arrangement on favorable terms or if you are unable to replace the arrangement at all, including the potential impact on your credit insurance operations.  Refer to Item 303(a)(1) and Item 303(a)(3)(ii) of Regulation S-K.

ATLANTA   CHICAGO   HONG KONG   LONDON   NEW YORK   NEWARK   NORFOLK   ORANGE COUNTY

RALEIGH   RICHMOND   SAN DIEGO   SHANGHAI   TYSONS CORNER   VIRGINIA BEACH   WASHINGTON, DC

Response:

In our Form 10-Q for the quarter ended January 31, 2010, filed on March 11, 2010, we provided the following updated disclosure regarding our arrangements with Citibank as well as the status of our attempts to replace these arrangements:

Under agreements with Citibank, N.A. and one of its subsidiaries (collectively, “Citibank”), Citibank provides financing for our customers to purchase merchandise through private label credit cards.  The agreements also enable us to write credit insurance.  Customers use our financing agreements with Citibank to pay for approximately 40 percent of purchases in the U.S. and approximately 25 percent of purchases in Canada.  In December 2009, Citibank advised us of its intent not to renew the U.S. and Canadian Merchant Service Agreements (the “Agreements”).  As a result, the Agreements will expire in March 2011.  The U.S. and Canadian agreements require us to maintain a minimum volume of credit sales and a fixed charge coverage ratio, respectively, that we currently do not meet.  In June 2009, Citibank provided waivers associated with these covenants, which expired in March 2010.  On March 8, 2010, we received written notice to terminate the U.S. agreement in 180 days for failure to meet the required volume of credit sales, unless we pay Citibank approximately $6 million based on the shortfall to the minimum volume of credit sales on or before April 1, 2010.  We are currently evaluating the available alternatives to determine whether we will make the $6 million payment.  In addition, the Canadian agreement is subject to termination within 90 days of receipt of written notice from Citibank, which we expect to receive in the near future.  In February 2010, Citibank advised us of its intention to tighten certain customer approval criteria and to close certain high risk accounts.  Both of these changes will reduce the availability of credit to our customers, which will negatively impact our sales and earnings.  We have initiated discussions with several financial institutions, including Citibank, to replace the customer financing agreements on or before they expire or are terminated.  These discussions are in the preliminary stages; therefore, we are unable to assess whether they will be successful.  Conditions in the U.S. and Canadian credit markets are volatile and it is unclear if, or under what terms, we will be able to secure financing arrangements for use by our customers.  If we are unable to replace the agreements, our customers will have less credit available to them and our sales and earnings will be negatively impacted.  Since some of the customers that would otherwise use the credit provided by Citibank may have alternative sources of credit or may pay in cash, it is impossible for us to quantify the likely impact.  However, if we were unable to realize all of the sales currently financed under the Citibank agreements, the adverse consequences would be material and would likely impact our ability to continue to operate.  In addition, were we to no longer have a private label credit card agreement with Citibank or some other provider, we would no longer provide credit insurance, which generated revenues of $4.8 million for the six months ended January 31, 2010.

We will continue to provide similar updates regarding our arrangements with Citibank as well as the status of our attempts to replace these arrangements in future filings.

Results of Operations, page 22

Comment No. 2:

Please discuss the period to period impact on reported earnings from the sale of lifetime warranty contracts as it appears the earnings from these contracts are significant.

Response:

Footnote 12 in our Form 10-Q for the quarter ended January 31, 2010, included the following updated disclosure regarding revenues from the sale of lifetime warranty contracts:

In fiscal 2007, we replaced our two-year warranties with lifetime warranties.  The revenues related to lifetime warranties are recognized on a straight-line basis over a five year period.  As a result, revenues recognized will not be comparable until fiscal 2012, when five years of revenue will be included in the consolidated statement of operations.

In addition, in MD&A we disclosed the following:

Net earnings associated with lifetime warranties totaled $22.3 million for the six months ended January 31, 2010, compared to $12.2 million for the same period in the prior year.  The increase in net earnings is the result of changing from a two-year warranty to a lifetime warranty in fiscal 2007.  The revenues related to lifetime warranties are recognized on a straight-line basis over a five year period.  As a result, revenues recognized will not be comparable until fiscal 2012, when five years of revenue will be included in the consolidated statement of operations.

We will continue to provide similar disclosure related to lifetime warranty revenues in future filings.

Liquidity and Capital Resources, page 23

Comment No. 3:

In future filings, please disclose the reasonably likely impacts on your results of operations and liquidity if you come out of compliance with the terms of your revolving credit facility, as well as the reasonably likely impacts if you are unable to extend or replace the facility on favorable terms when it expires in August 2011.  Also discuss with more specificity any actual or expected changes in vendor payment terms which have had or are expected to have an impact on your liquidity and your compliance with the terms of the revolving credit facility.  Refer to Item 303(a)(1) and Item 303(a)(3)(ii) of Regulation S-K.

Response:

In our Form 10-Q for the quarter ended January 31, 2010, we provided the following updated disclosure regarding the reasonably likely impacts on our results of operations (i) if we are not in compliance with the terms of our credit facility or (ii) if we are unable to replace our credit facility in August 2011:

Based on our cash flow projections for the remainder of calendar year 2010, we may not have sufficient liquidity to meet our operating needs.  As a result, we may not maintain our borrowing availability above $50 million, which would require us to satisfy a minimum fixed charge coverage ratio that we currently do not meet.  This covenant violation would allow our lenders to exercise their rights with respect to the collateral securing our revolving credit facility, which includes our merchandise inventory and credit card receivables.  In addition, our revolving credit facility expires in August 2011.  In February 2010, we retained Peter J. Solomon Company, an investment banking advisory firm, to assist us in identifying and analyzing alternatives to secure additional liquidity.  Conditions in the credit markets are volatile, and it is unclear if, or under what terms, we will be able to modify or extend our revolving credit facility or secure additional liquidity.  The incurrence of indebtedness with less favorable terms would result in increased debt service costs.

In MD&A, we also provided the following updated disclosure regarding our vendor payment terms:

The average vendor payment terms during the six months ended January 31, 2010 was approximately 40 days.

While we have secured extended payment terms with certain vendors, other vendors were paid in 30 days or less.  As a result, average vendor payment terms in the current fiscal year did not change significantly from the 49 days for the six months ended January 31, 2009.

We will continue to provide similar disclosure related to our credit facility in future filings.

Critical Accounting Policies and Estimates, page 28

Impairment of Long-Lived Assets, page 28

Comment No. 4:

Please revise your disclosure to provide information for investors to assess the probability of additional material impairment charges in the future.  In doing so, please identify whether and to what extent there were stores whose undiscounted cash flows did not exceed carrying amounts by a reasonable margin.  To the extent the carrying value of long-lived assets of stores not deemed to be underperforming are above fair value such that if step one of the long-lived asset impairment test was met, a material charge would result, please also address this in your disclosure.  Disclose how key assumptions were determined and the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible; for example, the cash flow models assume recovery from the business downturn within a defined period of time.  Please refer to Item 303(a)(3)(ii) of Regulation S-K which requires a description of a known uncertainty as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

Footnote 6 in our Form 10-Q for the quarter ended January 31, 2010, included the following updated disclosure regarding material impairment charges:

During the second quarter of fiscal 2010 and 2009, we recorded charges related to the impairment of long-lived assets associated with underperforming stores totaling $23.3 million and $8.2 million, respectively.  The impairment charges were primarily in our Fine Jewelry segment.  The impairment of long-lived assets is based on the amount that the carrying value exceeds the estimated fair value of the assets.  The fair value is based on future cash flow projections over the remaining lease term using a discount rate that we believe is commensurate with the risk inherent in our current business model.  If actual results are not consistent with our cash flow projections, we may be required to record additional impairments.  If operating earnings over the remaining lease term for each store included in our impairment test as of January 31, 2010 were to decline by 5 percent, we would be required to record additional impairments of approximately $0.5 million.  If operating earnings were to decline by 10 percent, the additional impairments required would increase to approximately $1.0 million.

Future cash flow projections utilize historical trends and assumptions associated with current strategic initiatives.  Our cash flow projections as of January 31, 2010 assume that our business will begin to recover by the end of calendar year 2010.  The $23.3 million impairment charge recorded in the second quarter of fiscal 2010 was the result of operating earnings that were significantly below expectations.  The impairment that would be required if step one of the long-lived asset impairment test was met would be approximately $3 million as of January 31, 2010.  We do not believe this is material.

We will continue to provide disclosure similar to the disclosure noted above related to material impairment charges in future filings.

Notes to Consolidated Financial Statements, page F-9

Note 6.  Goodwill, page F-18

Comment No. 5:

Please tell us the date of your most recently completed or substantially completed goodwill impairment test.  In connection with the impairment test, tell us the estimated fair value you determined for each of your reporting units, including those reporting units that do not have any associated goodwill.  Tell us how the aggregate estimated fair value of all reporting units compared to your market capitalization as of the date of the impairment test, and the amount of the resulting control premium that was implied to exist.  Tell us how you concluded that the estimated fair value of the individual reporting units was reasonable in light of the overall implied control premium, indicating how the implied control premium compared to recent merger and acquisition activity in the industry.

For each reporting unit where carrying value exceeded estimated fair value, including reporting units that do not have any associated goodwill, we believe you may have an impairment indicator warranting an impairment test for those long-lived assets within the reporting units.  Please tell us how you considered situations where carrying value exceed fair value in your long-lived asset impairment analysis.

Response:

The most recent goodwill impairment test was performed as of December 31, 2009.  We have three reporting units: Zales U.S. (includes Zales Jewellers, Gordon’s Jewellers and Zales Outlet), Peoples Jewellers and Piercing Pagoda.  The fair values of these reporting units and the approximate fair value of unallocated corporate assets are as follows (in millions):

Zales U.S.	$ *
Peoples	*
Pagoda	*
Unallocated Corporate Assets	*
Total Enterprise Value	$ *

There is no remaining goodwill in the Zales U.S. reporting unit.  Goodwill associated with Peoples and Pagoda totaled approximately $75 million and $19 million, respectively.

There have been numerous newspaper articles and rumors in the marketplace regarding the Company’s financial condition.  We believe that these rumors have had a significant negative impact on our stock price.  In our Form 10-Q for the quarter ended January 31, 2010, we disclosed that we may not have sufficient liquidity to meet our operating needs.  Despite this disclosure, our stock price increased approximately 22 percent from the date of our filing through March 18, 2010.  We believe our stock price did not decline as a result of this disclosure because our shares already were being valued on a liquidation basis.  We believe the increase in the stock price reflects increased expectations that we will obtain additional financing and demonstrates the potential impact that obtaining additional financing will have on our market capitalization.  Accordingly, we believe our current market capitalization does not represent an appropriate fair value of the Company.  As disclosed in our Form 10-Q for the quarter ended January 31, 2010, we are in the process of raising additional liquidity.  Once this is completed, we believe our market capitalization will reflect a more appropriate representation of fair value.

We believe it is more appropriate to compare premiums on an invested capital basis than on an equity basis.  Our market capitalization as of December 31, 2009, which includes both equity and debt, was approximately $487 million.  The fair value of $* represents a * percent on a total invested capital basis as of the measurement date.  We converted the equity premiums noted in the 2009 edition of Mergerstat Review to invested capital premiums for comparison purposes.  On an invested capital basis, the median acquisition premium in the retail sector was 42 percent and ranged from 9 percent to 103 percent.  The median premium ranged between 20 percent and 28 percent on an invested capital basis during calendar years 2004 through 2007.  Examining our premium using 30-day, 60-day and 90-day trailing averages of market capitalization resulted in an implied invested capital premium ranging from * percent to * percent.

*.  We tested all of our long-lived assets for potential impairment as of January 31, 2010, including those in the Zales U.S. reporting unit.  In accordance with ASC 360, we determined the fair value of long-lived assets based on future cash flow projections using a discount rate that we believe is commensurate with the risk inherent in our current business model.  As a result of our testing, we recorded impairments totaling approximately $23 million during the second quarter of fiscal 2010 and approximately $15 million during fiscal 2009, *.

Note 7.  Other Charges and Gains, page F-19

Comment No. 6:

Please tell us how you determined the amount of the accrual for lease termination costs associated with the store closures and explain the basis in GAAP for your accounting.  Unless and until you have terminated the lease in accordance with the lease terms or have otherwise negotiated a termination with the counterparty, we would expect the accrual to represent the fair value of the lease liability at the cease-use date, based on the remaining rentals reduced by estimated sublease rentals.  Refer to ASC 420-10-30-7 and 8 (paragraphs 15 and 16 of SFAS 146).

Please also reconcile for us the store closure reserve as of July 31, 2009 disclosed on page F-21 to the store closure charges during fiscal year 2009, as disclosed in this footnote.

Response:

During the fourth quarter of fiscal 2009, we closed 119 stores resulting in lease termination charges totaling approximately $16 million, of which approximately $12 million related to leases with finalized termination agreements or agreements in principle as of our filing date of October 29, 2009.  The lease termination charge for the remaining leases was estimated using information from comparable leases where agreements with landlords had been reached as well as information from ongoing negotiations with the landlords.  Paragraph 30-7 of ASC 420 states that a liability for costs to terminate a contract before the end of its term shall be measured at fair value.  Paragraph 30-8 states that if the contract is an operating lease the fair value shall be determined based on the remaining lease rentals reduced by estimated sublease rentals that could be reasonably obtained for the property.  In negotiating lease terminations, remaining lease rentals and the estimated sublease rentals the landlord believes can be obtained are the primary considerations in determining settlement costs.  As a result, we believe information obtained in direct negotiation with landlords is the best available indicator of market sublease rentals.

The reconciliation of the store closure reserve as of July 31, 2009 is as follows (in thousands):

Store closure charges recorded in fiscal 2009	$27,047
Impairment charges recorded in fiscal 2009	(8,911)
Straight-line rent	2,696
Other	(523)
Store closure reserve as of July 31, 2009	$20,309

Note 13.  Income Taxes, page F-24

Comment No. 7:

Please tell us whether your decision to record tax on repatriation of foreign earnings was made based on your intent to repatriate foreign earnings on a going forward basis.  If so, please explain whether such a decision impacted your determination of functional currency for those countries subject to repatriation.  See ASC 830-10-55-5.

Response:

Our decision to record tax on the repatriation of foreign earnings was not based on our intention to repatriate foreign earnings on a going forward basis.  In fiscal 2009, we amended our U.S. revolving credit agreement (the “Agreement”) to allow our Canadian merchandise inventory and credit card receivables to be utilized as collateral under the Agreement, which required us to revoke our election under ASC 740.  Section 956 of the Internal Revenue Code requires us to distribute earnings from our Canadian operations up to the amount of the collateral utilized by our U.S. subsidiaries.  The decision to repatriate the undistributed earnings has not impacted our determination of the functional currency, which remains consistent with the economic factors described in paragraph 55-5 of ASC 830-10.  We believe the Canadian dollar is the functional currency of our foreign operations based on the following economic factors:

•      Sales price indicators — The sales price of our products are denominated in Canadian dollars and influenced by the local markets and competition.

•      Sales market indicators — There is an active local sales market for our products and our products are sold primarily through retail outlets located within Canada.

•      Expense indicators — Advertising, payroll and rent are a significant portion of the costs related to the Canadian operations and are all costs incurred within Canada.  Merchandise inventory is obtained primarily from Asia and the Middle East.

•      Financing indicators — Funds generated in Canada are sufficient to cover the Canadian operations without significant financial assistant from the parent.

Note 17.  Segments, page F-29

Comment No. 8:

In light of the performance of your various brands during the downturned economy, please tell us your consideration of whether operating segments within Fine Jewelry continue to be properly aggregated into one reportable segment.  In particular, tell us whether you believe each of the brands continue to exhibit similar economic characteristics, and why.  Please provide us with the gross margins for each of your brands for each period presented and demonstrate how this information supports the similarity of economic characteristics of the brands.  We are particularly interested in this analysis in light of your disclosures under Note 6 regarding the full impairment of goodwill in one of the reporting units/brands in the Fine Jewelry segment, as compared to no impairment of goodwill related to Peoples Jewellers.  We also note the store impairment and store closure charges in the Fine Jewelry segment.

Response:

Our Fine Jewelry reporting segment is comprised of four operating segments: (i) Zales Jewelers; (ii) Zales Outlet; (iii) Gordon’s Jewelers; and (iv) Peoples Jewellers and Mappins Jewellers.  Paragraph 50-11 of ASC 280-10 states that operating segments may be aggregated into a single operating segment if segments have similar economic characteristics and if the segments are similar in all of the five criteria discussed in paragraph 50-11.  The determination that our four operating segments should be one reportable segment was based on these factors and is discussed in more detail below.

Similar Economic Characteristics

The primary financial indicator used to determine that our operating segments exhibit similar long-term financial performance is gross margin.  We evaluate historical gross margins and consider our expectations of future gross margins consistent with the guidance in paragraph 55-7A of ASC 280-10.  Gross margins for the four operating segments are as follows:

	Six Months Ended January 31,	Year Ended July 31,
	2010	2009		2008		2007		2006		2005

Zales	* %	*	%	*	%	*	%	*	%	*	%
Gordon’s	*	*		*		*		*		*
Zales Outlet	*	*		*		*		*		*
Peoples/Mappins	*	*		*		*		*		*

The above gross margins indicate that each operating segment historically has had similar economic characteristics.  During the last two fiscal years, gross margins have varied among our operating segments due to short-term promotional actions within our U.S. operating segments.  Beginning in fiscal 2010, we have modified our operating plan and now expect to maintain gross margins of approximately 50 percent in the U.S.  During the six months ended January 31, 2010, gross margins in Zales *.

Additional Aggregation Criteria

In addition to having similar economic characteristics, operating segments must meet all five of the similarity criteria outlined in paragraph 50-11 in ASC 280-10.  Our four operating segments meet all of the criteria for aggregation.  Each of these criteria is discussed below.

(i)    The nature of the product — Each brand sells similar fine jewelry and watches, with merchandise and marketing emphasis focused on diamond products.  The product is also sold at similar price points.

(ii)   The nature of the production process — Each brand purchases inventory from similar third party vendors, including certain internally manufactured products.

(iii)  The type or class of customer for our products — Each brand is focused on the value-oriented consumer.  The demographic profile of our customers in each of our brands is consistent (i.e. similar gender mix, household income and age).

(iv)  The method used to distribute our product — Each brand is a mall-based chain dependent upon customer traffic within the mall for product sales.  Products are purchased centrally and distributed through common warehouses.

(v)   The nature of the regulatory environment — This is not applicable since we do not operate in a highly regulated industry.

Note 18.  Contingencies, page F-30

Comment No. 9:

Please disclose the amount of the $23.2 million charge for the Bailey Banks & Biddle contingent lease obligation that relates to the seven stores for which you have not yet reached agreements with the landlords.  Also disclose the reasonably likely impact of your obligation to cover common area charges and other payments related to all 45 of the Bailey Banks & Biddle leases.

Response:

The amount of the $23.2 million charge for the Bailey Banks & Biddle contingent lease obligation that relates to the seven stores for which we have not yet reached agreements was $* as of July 31, 2009.

In our Form 10-Q for the quarter ended January 31, 2010, we provided the following updated disclosure regarding the reasonably likely impact of our obligation to cover common area charges and other payments related to the Bailey Banks & Biddle leases:

In connection with the sale of the Bailey Banks & Biddle brand in November 2007, we assigned the brand’s store operating leases to the buyer, Finlay Fine Jewelry Corporation (“Finlay”).  As a condition of this assignment, we remained contingently liable for the leases for the remainder of the respective lease terms, which generally ranged from fiscal 2010 through fiscal 2017.  On August 5, 2009, Finlay filed for Chapter 11 bankruptcy protection and subsequently decided to liquidate.  The maximum potential liability for base rent payments under the remaining 19 leases totaled approximately $35 million as of January 31, 2010.  As of March 11, 2010, we finalized agreements or reached agreements in principle with the landlords to settle the contingent lease obligations for 12 of the remaining 19 leases, including obligations with respect to common area maintenance and other charges.  Base rents for the other seven leases totaled approximately $26 million as of January 31, 2010.  Settlements with respect to the contingent obligations for the remaining seven locations are still under negotiation.  As of January 31, 2010, the remaining lease reserve associated with the Bailey Banks & Biddle contingent lease obligations totaled $14.9 million.  During the six months ended January 31, 2010, we made payments totaling $8.7 million and incurred additional charges of $0.5 million related to the lease terminations.

In future filings, we will also disclose the amount of the lease reserve that relates to the seven stores for which agreements have not yet been reached.  The lease reserve related to these stores totaled $* as of January 31, 2010.

We appreciate the assistance the Staff has provided with its comments on our filings. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call Eric Koontz at (404) 885-3309 or me at (404) 885-3822.

Very truly yours,

/s/ BRINKLEY DICKERSON
Brinkley Dickerson

cc:           Hilary Molay (Zale)

Matt Appel (Zale)

Jim Sullivan (Zale)

Eric Koontz (Troutman)

ZALE CORPORATION

March 23, 2010

Securities and Exchange Commission

100 F Street N.E., Mail Stop 3030

Washington, D.C. 20549

Attn:  James Allegretto

Senior Assistant Chief Accountant

Re:	Form 10-K for the Fiscal Year Ended July 31, 2009 Filed October 29, 2009

Dear Mr. Allegretto:

Zale Corporation (the “Company”) hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Zale Corporation

By:	/s/ MATTHEW W. APPEL
Matthew W. Appel
Executive Vice President and Chief Financial Officer